

June 4, 2013

Via E-mail
Mr. André Pires de Oliveira Dias
Chief Financial Officer
Gerdau S.A.
Av. Farrapos 1811
Porto Alegre, Rio Grande do Sul - Brazil CEP 90220-005

> **RE:** **Gerdau S.A.**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **File No. 1-14878**

Dear Mr. Pires de Oliveira Dias:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012

Operating and Financial Review and Prospects, page 46

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 52

1. Throughout your discussion of results of operations there are instances where significant trends and events are attributed to intermediate effects, without analysis of the reasons underlying those intermediate effects in sufficient detail for a reader to understand the business through the eyes of management. In future filings, please revise your discussion under operating and financial review and prospects for all periods to:

    - Provide a more robust discussion of the factors affecting net sales in each of your segments. You have provided a table that shows net sales by business operations and net sales per tonne by business operations, but it does not appear that you have provided much insight into the underlying business reasons for the changes in these items. For example, in the Brazil Business Operation, you state that the 7.1% increase in net sales per tonne shipped contributed to the net sales growth in the period. However, you do not provide any insight into the reasons why net sales per tonne increased from period to period. Please specifically consider what is contributing to the increase in net sales per tonne shipped including but not limited to the average selling prices of your steel products such as crude steel, common long rolled products, drawn products, special steel products and flat products. Please also discuss and quantify the impact of the exchange variation in the Brazilian real against the U.S. dollar on your net sales, where applicable;

- Provide a more robust explanation for the changes in cost of sales and gross profit. In your North America and Latin America Business Operations, gross margin contracted due to the increase in costs of sales outpacing the increase in net sales due to higher raw material prices. Given that your operating profitability depends on the correlation between raw materials prices and steel selling prices, please expand your disclosure to discuss the reasons for changes in your raw materials costs. Please provide a more robust discussion of your raw materials including but not limited to coal, iron ore, coke, limestone, zinc, tin and scrap steel. Please consider discussing how changes in your raw material costs have impacted margins including any trends in the price of raw materials for all periods presented. In addition, please also include a discussion of the impact of energy costs (electricity and natural gas prices) on results of operations as well. Please discuss any recent trends in energy costs and any potential material risks to the company if energy costs increase in the future. Please also enhance your disclosure to discuss what you mean by the reduction in shipments led to lower dilution of fixed costs. Please also explain how lower dilution of fixed costs resulted in a lower gross margin in 2012; and

- Quantify the reasons for the changes in your selling general and administrative expenses from period-to-period. For example, on page 54, you indicate that the increase was mainly due to the average appreciation in the Brazilian real against the U.S. dollar in 2012. However, it is not clear how the appreciation in the Brazilian real against the U.S. dollar resulted in a decrease in selling expenses while resulting in an increase in general and administrative expenses. Please quantify how much of the change was related to the appreciation in the Brazilian real and please provide more insight into the reasons to the remaining change in the SG&A expense line item.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. For additional guidance, please refer to SEC Release 33-8350, Item 303(a)(3) of Regulation S-K and Section 501.04 of the Financial Reporting Codification. Please show us supplementally what your revised disclosures for 2012 as compared to 2011 will look like.

Note 2 – Summary of Significant Accounting Practices, page F-10

2.1. – Basis of Presentation, page F-10

d) Equity Method, page F-11

2. Please expand your disclosures to address how you account for gains and losses on transactions with associate companies as well as losses in associate entities in excess of your investment in these entities.

Note 3 - Consolidated Financial Statements

3.4 - Business Combination, page F-26

3. You indicate that on July 7, 2012 you obtained control of your jointly-controlled entity Kalyani Gerdau Steel Ltds. You also considered the transaction as a step acquisition, remeasuring the previously held interest in KGS at its fair value amounting to R$ 261,910 and recognizing a gain in the statement of income of R$ 2,952 under other operating income. On page F-35, you disclose that the carrying value of Kalyani Gerdau Steel Ltds. was R$146,720. Given the difference between the carrying value and the fair value of Kalyani Gerdau Steel Ltds., please explain how you determined the R$2,952 gain recognized as a result of this transaction. Please specifically reconcile the amounts that were recognized when you obtained control of your jointly-controlled entity. Refer to IFRS 3 and IAS 27.

Note 15 - Financial Instruments, page F-43

g) Net investment hedge, page F-50

4. On April 1, 2012, you re-designated the amount of the Ten Year Bonds designated as a hedge of net investment. You disclose that based on the standard and interpretation of the standard mentioned, you provided the effectiveness of the hedge as from the designation of the debt for acquisition of the foreign investments. This disclosure appears to suggest that you may have retroactively applied the change in the designation of your Ten Year Bonds. Please confirm that you have not retroactively applied this change. Otherwise, please explain how you determined that your approach was appropriate. Refer to paragraph 88 of IAS 39.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

Mr. André Pires de Oliveira Dias
Gerdau S.A.
June 4, 2013
Page 4

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief